DM

18007503

SEC Mail Processing Section SEP 6 2 2017 Washington DC 412

SEC Mail Processing Section MAR 05 2018 Washington DC 415

SEC Mail Processing Section MAR 01 2018 Washington DC 415

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 GRAND BOULEVARD
(No. and Street)

LEXINGTON	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFFER MOSS & CO., PLLC
(Name – *if individual, state last, first, middle name*)

608 MABRY ROAD	KNOXVILLE	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, NANCY T. BARRON, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NANCY BARRON & ASSOCIATES, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK J. BRADLEY
NOTARY PUBLIC
No. 545975
Kentucky, State At Large
My Commission Expires 11/20/2018

Signature

PRESIDENT/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANCY BARRON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017 AND 2016

NANCY BARRON & ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2017 AND 2016

CONTENTS

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2017 and 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion the financial statements present fairly, in all matters respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of the operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presents Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC, on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Nancy Barron & Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
February 16, 2018

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
Assets:		
Cash	$ 106,598	$ 64,624
Deposits with clearing organization and others	58,913	72,018
Receivables from brokers, dealers, and clearing organizations	72,115	52,968
Advance to related party	-	706
Prepaid expenses	6,106	6,808
Investments	311,287	253,338
Property and equipment (net of accumulated depreciation of $120,589 and $122,723)	19,500	18,710
Total Assets	$ 574,519	$ 469,172

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
Liabilities:		
Accounts payable	$ 10,795	$ 12,187
Payroll taxes payable	20,404	6,416
Retirement contributions payable	248	248
Accrued income taxes	1,850	1,425
Accrued wages	90,000	50,000
Total Liabilities	123,297	70,276
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	255,619	203,293
Total Stockholder's Equity	451,222	398,896
Total Liabilities and Stockholder's Equity	$ 574,519	$ 469,172

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenues:		
Commissions	$ 589,416	483,989
Mutual fund and 12b-1 fees	334,395	263,107
Dividends and interest	53,496	41,803
Net realized and unrealized gain on investments	49,537	14,487
Miscellaneous income	-	10,000
Net Revenues	1,026,844	813,386
Expenses:		
Employee compensation and benefits	659,717	522,264
Clearing fees	75,666	69,166
Promotion	12,706	18,270
Communications	8,350	8,196
Occupancy costs	53,526	52,465
Other operating expenses	101,671	89,556
Depreciation	5,072	4,283
Total Expenses	916,708	764,200
Net Income before Income Taxes	110,136	49,186
Provision for Income Taxes	1,810	1,425
Net Income	$ 108,326	$ 47,761

The accompanying notes are an intregral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 186,561	$ 9,042	$ 185,532	$ 381,135
Net Income	-	-	47,761	47,761
Distributions	-	-	(30,000)	(30,000)
Balance, December 31, 2016	186,561	9,042	203,293	398,896
Net Income	-	-	108,326	108,326
Distributions	-	-	(56,000)	(56,000)
Balance, December 31, 2017	$ 186,561	$ 9,042	$ 255,619	$ 451,222

The accompanying notes are an intregral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities:		
Net income	$ 108,326	$ 47,761
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	5,072	4,283
Purchase of securities	(8,412)	-
Net realized and unrealized gain on investments	(49,537)	(14,487)
(Increase) Decrease in:		
Deposits with clearing organization and others	13,105	(8,165)
Receivables from brokers, dealers and clearing organizations	(19,147)	17,130
Advances to related party	706	(147)
Prepaid expenses	702	(1,767)
Increase (Decrease) in:		
Accounts payable	(1,392)	(475)
Payroll taxes payable	13,988	376
Retirement conributions payable	-	(1,504)
Accrued income taxes	425	(1,250)
Accrued wages	40,000	(2,000)
Net Cash Provided (Used) by Operating Activities	103,836	39,755
Cash Flows From Investing Activities:		
Capital expenditures	(5,862)	(3,433)
Net Cash Provided (Used) in Investing Activities	(5,862)	(3,433)
Cash Flows From Financing Activities:		
Distributions to stockholder	(56,000)	(30,000)
Net Cash Provided (Used) in Financing Activities	(56,000)	(30,000)
Net Increase (Decrease) in Cash	41,974	6,322
Cash, beginning of year	64,624	58,302
Cash, end of year	$ 106,598	$ 64,624
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$ 1,385	$ 2,683

The accompanying notes are an intregral part of the financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Continued:

Note A - Summary of Significant Accounting Policies (Continued):

Revenue and Trade Accounts Receivable - The Company's primary source of revenue and trade accounts receivable is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes have been made. The Company has made a provision for local income taxes based upon its taxable net income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2014. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $2,739 and $7,533 for the years ended December 31, 2017 and 2016, respectively.

Deposits with Clearing Organization and Others - Deposits with clearing organization and others consist of cash, cash equivalents and other short-term securities.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

Continued

Note B - Concentration of Credit Risk (Continued):

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 per insurer. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2017 and 2016.

Note C - Fair Value Measurements

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables and accrued expenses as reported in the accompanying Statements of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Note E - Investments:

Marketable securities owned at December 31, 2017 and 2016, consist of investment securities at quoted market values and are as follows:

2017

	Level 1	Level 2	Level 3	Total
Corporate Stocks and ETFs	$ 194,539	$ -	$ -	$194,539
Mutual Funds	116,748	-	-	116,748
	$ 311,287	$ -	$ -	$311,287

2016

	Level 1	Level 2	Level 3	Total
Corporate Stocks and ETFs	$ 150,470	$ -	$ -	$150,470
Mutual Funds	102,868	-	-	102,868
	$ 253,338	$ -	$ -	$253,338

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2017 and 2016, was $134,757 and $126,345, respectively, resulting in a total unrealized gain at December 31, 2017 and 2016, of $176,530 and $126,993, respectively, and an unrealized gain in the current year of $49,537 ($14,487 in 2016). No securities were sold during 2017 or 2016.

Note F - Property and Equipment:

As of December 31, 2017 and 2016, property and equipment consisted of the following:

	2017	2016
Furniture and fixtures	$ 85,352	$ 85,352
Office equipment	18,293	19,637
Leasehold improvements	36,444	36,444
Total Property and Equipment	140,089	141,433
Less: Accumulated depreciation	(120,589)	(122,723)
Net Property and Equipment	$ 19,500	$ 18,710

Note G - Related Party Transactions:

The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000 ($4,000 per month in 2016). The Company also reimburses the related entity or receives reimbursement from the related entity for expenses such as utilities and maintenance. The Company incurred net expenses related to this agreement of $51,814 and $51,954 for the years ended December 31, 2017 and 2016, respectively. The Company owed the related entity $662 and $469 related to this agreement for the years ended December 31, 2017 and 2016, respectively. The related entity owed the Company $706 for the reimbursement of shared expenses as of December 31, 2016. There was no amount due the Company for reimbursement of related expenses as of December 31, 2017.

The Company owed the sole shareholder $868 and $1,436 related to the reimbursement of expenses as of December 31, 2017 and 2016, respectively.

Note H - Operating Lease:

The Company leased office equipment under a lease agreement which required quarterly rental payments of $219. The lease expired August 2017 but was continued on a month to month basis through December 31, 2017. Total rent expense for the years ended December 31, 2017 and 2016, was $875 in each year. There were no future rental commitments related to this lease as of December 31, 2017.

Note I - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Plan expenses incurred by the Company for the years ended December 31, 2017 and 2016, were $16,549 and $12,708, respectively.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had regulatory net capital of $351,318 and $313,559 as of December 31, 2017 and 2016, respectively. The Company's net capital as of December 31, 2017 and 2016, was $301,318 and $263,559 in excess of its minimum net capital requirement of $50,000, respectively. The Company's net capital ratio was .35 to 1 and .22 to 1 as of December 31, 2017 and 2016, respectively.

Note K - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including subcustodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note L - Date of Management's Review:

Management has evaluated subsequent events and transactions through February 8, 2018, which is the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Net Capital:		
Total Stockholder's Equity		$ 451,222
Deductions and/or Charges:		
Non-allowable fixed assets	19,500	
Non-allowable receivables from brokers or dealers	25,839	
Prepaid expenses	6,106	
		(51,445)
Net Capital Before Haircuts on Securities Positions		399,777
Haircuts on Securities		48,459
Net Capital		$ 351,318
Aggregate Indebtedness:		
Accounts payable	$ 10,795	
Payroll taxes and retirement contributions payable	20,652	
Accrued income taxes	1,850	
Accrued wages	90,000	
Total Aggregate Indebtedness		$ 123,297
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$123,297 divided by 15 or $50,000 minimum		$ 50,000
Excess Net Capital		$ 301,318
Ratio: Aggregate indebtedness to net capital		.35 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 351,318
Effect of audit adjustments on accounts included in net capital calculation		-
Net Capital per Above		$ 351,318

There is no material difference between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017

See accountants' report

NANCY BARRON & ASSOCIATES, INC.
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION----RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2017

To the best knowledge and belief of Nancy Barron & Associates, Inc. (the company), the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2017.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(2)(ii). The company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with our clearing broker National Financial Services, LLC, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Nancy Truxtun Barron, II

President

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44803 FINRA
Nancy Barron & Associates, Inc.
150 Grand Blvd.
Lexington, KY 40507-1562

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 657

B. Less payment made with SIPC-6 filed (exclude interest) (296)

7/13/17
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 361

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 361

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 361

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nancy Barron & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,026,844

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 1,026,844

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 457,426

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 75,666

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 55,998

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 589,090

2d. SIPC Net Operating Revenues $ 437,754

2e. General Assessment @ .0015 $ 657

(to page 1, line 2.A.)

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of Nancy Barron & Associates, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 16, 2018

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of Nancy Barron & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by Nancy Barron & Associates, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 16, 2018